Exhibit 4.51

May 27, 2022

Attn: Mr. Huen Chung Yuen Ian

Dear Mr. Huen,

Appointment Letter for Non-Executive Director

We are pleased and welcome your acceptance to be appointed as a Non-Executive Director (“Appointment” or “NED”) of Aptorum Group Limited (the “Company”), a company incorporated with limited liabilities under the laws of the Cayman Islands and its principal business address at 17 Hanover Square, London, W1S 1BN, United Kingdom, with wholly owned subsidiaries in the Cayman Islands, Hong Kong, and other overseas countries, whereby collectively, shall be depicted as “Aptorum” or the “Group”.

The following letter seeks to illustrate the context of your appointment by the Company, and the terms and conditions as set out herewith. It is agreed that on acceptance of this offer, this letter will constitute a contract for services and not a contract of employment.

This letter will supersede all previous appointment contract or agreement, if applicable, entered into between yourself and the Company (or its affiliated subsidiaries). By signing this letter and therefore accepting the Appointment as stated, you agree to terminate all other previous appointments with the Group commencing from the Effective Date.

1.	The Company and the Group

Aptorum focuses on the licensing of, and acquisition of early-stage preclinical assets with the intention to engage in drug research, development, and commercialization purposes. Assets are acquired via open and public platforms such as the technology transfer offices of accredited universities and academic institutions. In addition, the Group seeks to be a facilitator across the financing spectrum for biotech companies, entrepreneurs, and commercializing agents, to bolster innovations adding value to health care needs in the marketplace; and to assist in furthering the research capabilities of institutions the Group works with.

The shares of the Company are listed on the Nasdaq Global Market in the United States and on the Euronext regulated market in Paris.

2.	Appointment

(a)	The Appointment is subject to the Company’s Memorandum and Articles of Association (“Articles”) and nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to your Appointment.

(b)	The continuation of the Appointment is contingent to your ongoing fulfillment of your obligations and successful re-election by the Company’s shareholders at the Company’s Annual General Meeting (the “AGM”). It is further subject to your agreement to apply yourself and discharge your duties as a Non-Executive Director in accordance with the Articles of the Company and the Cayman Islands Company Law (2020 Revision) (as amended) (“Company Law”), as well as you upholding the high standards of corporate governance as set forth in the US Securities Laws and French MAR Regulation, as amended.

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 • F: (44) 20 3928 8277

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3.	Date of Commencement and Term

The official commencement date of your Appointment shall be on June 1, 2022 (the “Effective Date”). The Term of this Appointment shall be 3 years from the Effective Date and subject to the terms of Termination and the re-election by the Company’s shareholders at the AGM as set forth in 2(b) herein above.

4.	Duties and Responsibilities

As a NED of the Company:

(a)	You have the same general legal responsibilities to the Company as any other Director and will advise where necessary, the Executive Board of Directors of the Company.

(b)	You will exercise your powers of your Appointment having regard to the relevant obligations under prevailing law and regulation, including the Cayman Islands Company Law, and also the rules stipulated by the Nasdaq and Euronext Paris Regulatory Authority.

(c)	You as an NED along with other Directors of the Board, are to meet when possible in executive session, where such sessions should occur at least four times a year. Additionally, you are to sit on the board meetings as a chair as determined by the Board.

(d)	Additionally, you may be sought within reason, to engage in ad hoc strategic discussions that may require you reviewing and execution of documents pertinent to Board decisions. Such meetings shall take place in person, or by telephone or video conferencing, at a sensible time of day in relation to your primary place of residence.

(e)	You shall not directly be responsible for the management of the Company. Your role is neither operational nor managerial in nature however; members of the Executive Board may draw upon your professional insight and business expertise where suitable. You shall provide guidance, steering, and access of expert networks to the Company where appropriate and required.

Additionally, you shall during the Term of your Appointment:

(i)	Observe and comply with the Company’s adopted Code of Business Conduct and Ethics, where that any waivers given to directors or executive officers must be approved by the Board.

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 • F: (44) 20 3928 8277

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(ii)	Observe and comply with all statutory rules, and regulations where applicable as governed by the laws of your residence;

(iii)	Confirm you are able to, and will devote sufficient time to perform your responsibilities for the Appointment.

(iv)	Provide traceable contact during and after office hours, on weekdays and weekends, or during public holidays, whereby your availability may occasionally and reasonably be sought.

(v)	Declare any conflicts that are apparent at present, or become apparent, between the Group and your other business interests. Should any potential conflicts of interest arise, you will disclose this to the Board as soon as they become apparent.

(vi)	Consult with the Chairman of the Board prior to accepting any other (or further) directorships of publicly quoted companies or any major external appointments.

(vii)	Comply with the Insider Trading Policy of the Company and obtain clearance from the Chairman of the Board prior to dealing in publicly traded shares of the Company.

(viii)	Observe and comply with the disclosure requirements and obligations of you and/or your affiliated party(s) as applicable in accordance with U.S. and Euronext Paris securities laws, regulations and SEC disclosure requirements.

5.	Fees and Expenses

(a)	The basic fee for being a NED of the Company is HKD 213,200.- per month (Hong Kong Dollars Two Hundred Thirteen Thousand and Two Hundred), paid out in an equivalent amount of twelve months per calendar year.

(b)	You shall be entitled to a discretionary bonus in form of whether in cash, share options/awards or a combination thereof during the Appointment, as determined by the Board. You will also be entitled to an increase in basic fees during the Appointment. For the avoidance of doubt, your entitlement as stated in this paragraph is in relation to your capacity as non-executive director only.

(c)	You shall be covered by our group medical insurance scheme (Plan 1) from the Effective Date in accordance with the terms of the scheme. The service provider and scheme for the above said coverage may be subject to review or alteration in alignment to the Company’s business needs and conditions.

(d)	The Company will reimburse all reasonable travelling, hotel and other expenses incurred by you in connection with the Company’s business on providing of appropriate receipts.

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 • F: (44) 20 3928 8277

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6.	Privacy of Information

(a)	You shall not except as authorized by the Group or required by your responsibilities reveal to any person or company any of the trade secrets or any information concerning the organization, business, finances, transactions or affairs of the Group which may come to your knowledge during your contract with the Company and shall keep with complete secrecy confidential information entrusted to you and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Group or may be likely to do so. This restriction shall continue to apply if and when after the termination of your Appointment without limit in time.

(b)	You shall not either during the period of your Appointment or afterwards use or permit to be used any books, documents, moneys, assets, records or other property belonging to or relating to any dealings, affair or business of the Group other than for the benefit of the Group. You shall immediately deliver and return to the Group all such books, documents, moneys, securities, records or other property which you then have or should have in your possession upon termination of your Appointment hereunder.

(c)	The Company however, agrees to provide you in good faith with any information concerning areas of interest and relevance of the Group as required by you in order to enable you to fulfill your Appointment with the Company.

7.	Data Protection

(a)	By executing this letter, you consent to the Company holding and processing information about you for legal, personnel, administrative, and management purposes and in particular to the processing of any sensitive personal data as and when appropriate.

(b)	You consent to the transfer of such personal information to other offices the Company may have or to other third parties for administrative purposes and other purposes in connection with the Appointment, where it is necessary or desirable to do so.

8.	Insurance and Indemnity

The Company shall provide that all the directors and officers of the Company are covered by a Directors and Officers insurance policy, such coverage will be maintained for the full Term of the Appointment.

9.	Termination

Your Appointment with the Company may only be terminated:

(a)	By you after giving the Company not less than two (2) months’ notice in writing;

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 • F: (44) 20 3928 8277

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(b)	By the Company after giving you two (2) months’ notice in writing; or

(c)	By the Company with immediate effect in the event that you:

(i)	Conduct dishonesty, fraud, gross negligence, willful default or refusal to carry out any lawful order or instructions, or the repeated breach of any rules or regulations of the Company, or those as governed by the laws of your residency;

(ii)	Commit a material breach of your obligations under this letter;

(iii)	Commit any serious or repeated breach or non-observance of your obligations to the Company;

(iv)	Are convicted of a criminal offence other than an offence under road traffic legislation in the jurisdiction of your residency or elsewhere for which a fine or non-custodial penalty is imposed;

(v)	Declare bankruptcy or have made an arrangement with or for the benefit of your creditors; or

(vi)	Are disqualified from acting as a director.

Please signify your acceptance of the above terms and conditions by signing and returning to us the enclosed duplicate copy of this letter.

Yours faithfully,

For and on behalf of

APTORUM GROUP LIMITED	Agreed and accepted by:

/s/ Clark Cheng	/s/ Huen Chung Yuen Ian
Name: Clark Cheng	Name: Huen Chung Yuen Ian
Position: Executive Director

Date	Date

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 • F: (44) 20 3928 8277

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